UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Gemplus shareholders are urged to read Gemplus’ solicitation/recommendation statement on Schedule 14D-9 when and if filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
Message from Alex Mandl : Gemalto first line Management Team January 11, 2006
As you are all aware, we announced end 2005 our merger with Axalto to form Gemalto, a leader in digital security. Obviously, such a major development requires time but key processes for the successful completion of this project are already underway. Your contribution as a team member of Gemplus — as well as a future member of Gemalto — is critical and I wanted to ensure you are kept updated as we go along.
The Management Team
As previously outlined, the success of the merger is subject to anti-trust and other regulatory approvals, and the corresponding work has started. We are confident that this element of the project will be successful and could be completed during the course of this summer.
In this context, I am pleased to announce the first line of management that will be appointed once Gemalto has been formed. This management structure will only be effective once the relevant regulatory approvals have been received and final aspects of the merger completed. However, establishing key roles for the future is important so that we can properly plan our integration and are ready to move forward as Gemalto as soon as the necessary approvals are obtained.
Organization:
The company will be organized in 6 Areas managed by the following Area Presidents:
•	North America, Ernie Berger

•	Latin America, Eric Claudel

•	North Asia, Teck Lee Tan

•	South Asia, Martin McCourt

•	Europe, Jacques Seneca

•	CIS, Middle East, Africa, Xavier Chanay
The Area Presidents will report to Olivier Piou, Chief Executive Officer, and dotted line to Claude Dahan, Executive Vice President Sales.
The Worldwide Product development, Delivery and Coordination group will be organized and managed by the following Executive Vice Presidents:

•	Telecommunications Product line, Philippe Vallee. Philippe will also be in charge of the central R&D

•	Banking and Corporate Security Product line, Philippe Cambriel

•	Identity Product line, Pekka Eloholma

•	Production Coordination, Emmanuel Unguran

•	Sales, Claude Dahan

•	Very Large Accounts, Michel Canitrot

•	Marketing and Communication, Paul Beverly
The Integration and Business Support staff team will be composed of the following Executive Vice Presidents:
•	Chief Financial Officer, Charles Desmartis

•	Chief Administrative Officer, Frans Spaargaren. Frans will be responsiblefor the Integration, Purchasing, Supply Chain, and IT.

•	Strategy & Ventures, Jean Francois Schreiber

•	Merger & Acquisitions, Christophe Pagezy

•	Human Resources, Philippe Cabanettes

•	General Counsel and Company Secretary, Jean Pierre Charlet
Next Steps
The publication of the first line of management that will be in place once Gemalto is created is a key step in setting the agenda for our future.
At the same time I would like to remind you that we continue to operate today as Gemplus just as before. During this challenging transition time we need to continue to demonstrate performance that exceeds expectations and provide a firm foundation for our future success as Gemalto.
I will continue to update you on key developments as they occur.
Best regards
Alex Mandl